Exhibit 99.2

Management Discussion and Analysis

For the Three and Nine Months ended September 30, 2024

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

This Management’s Discussion and Analysis (“MD&A”) of Draganfly Inc. (“Draganfly” or the “Company”) is presented and dated as of November 14, 2024, and should be read in conjunction with the unaudited consolidated interim financial statements and related notes for the three and nine months ended September 30, 2024 and the annual consolidated financial statements and related notes for the year ended December 31, 2023. The Company’s audited consolidated financial statements have been prepared on a “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The operations of the Company have been primarily funded through its Regulation A+ Offering of units, its Nasdaq prospectus financing, internally generated cashflow and private placements of equity and convertible debentures. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, develop and execute a sufficient financing plan for future operations and receive continued financial support from shareholders and other providers of finance.

The consolidated financial statements do not reflect the adjustments, if any, or changes in presentation that may be necessary should the Company not be able to continue on a going concern basis.

All currency amounts in the accompanying financial statements and this management discussion and analysis are in Canadian dollars unless otherwise noted.

Special Note Regarding Forward Looking Information

This Management Discussion & Analysis is intended to provide readers with the information that management believes is required to gain an understanding of the current results of the Company and to assess the Company’s future prospects. Accordingly, certain sections of this report, other than statements of historical fact, may contain forward-looking statements that are based on current plans and expectations and are subject to certain risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labor;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectations regarding revenues, expenses and anticipated cash needs; and
●	general market conditions and macroeconomic trends driven by geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors.

2

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. Furthermore, unless otherwise stated, the forward-looking statements contained in these statements are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These include, without limitation, the Company’s current and planned operations and the expected results of new operations and new clients. These risks and uncertainties include, but are not restricted to:

●	The Company’s history of losses;
●	The dilution of holdings in the Company’s securities;
●	Research and development costs;
●	The failure of new business models to produce financial returns;
●	Operational risks for which the Company may not be adequately insured;
●	The Company operates in an evolving market that makes it difficult to evaluate business and future prospects;
●	Competitive market conditions and challenges from competitors;
●	The pace of technological change and the Company’s ability to stay on top of market and technology changes;
●	The failure to obtain necessary regulatory approvals and permits or limitations placed on the development, operation, and sale of unmanned aerial vehicles (“UAVs”) by governments;
●	Risks associated with any particular future acquisitions that would allow the company to provide additional product or service offerings;
●	The Company’s ability to retain key employees and personnel and the Company’s ability to manage growth;
●	Adverse economic changes;
●	Negative macroeconomic and geopolitical trends that could restrict the Company’s ability to access capital;
●	Uncertainties associated with operations in foreign countries;
●	Adverse tax policies;
●	An inability to access critical components or raw materials used to manufacture the Company’s products and supply chain disruptions;
●	Weather and other natural outdoor conditions that can imperil the use of UAVs;
●	The Company’s products may be subject to recalls or returns or defective products or services that could negatively affect the Company’s operating results;
●	An inability to secure adequate funding for research and development;
●	Export controls or restrictions on the Company’s ability to deliver its product outside of Canada;
●	Consumer perception regarding the use and safety of UAVs;
●	A failure to successfully market the Company’s products;
●	Security risks associated with electronic communications and IT infrastructure;
●	Inadequate consumer protection and data privacy practices;
●	An inability of our business partners to fulfill their obligations to us or to secure company information;
●	A failure to protect the Company’s intellectual property, proprietary rights, and trade secrets, including through a failure to adequately apply for or seek such protections;
●	Failure to adhere to financial reporting obligations and mandates associated with being a public company;
●	The Company’s limited experience operating as publicly traded corporation;
●	Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	Write-downs of goodwill or other intangible assets;
●	Legal proceedings in which the Company may become involved;
●	Conflicts of interests among our directors and officers;
●	Volatility related to our share price;
●	A failure to maintain an active trading market for our common shares;
●	The Company may never pay dividends, and a return on an investment in the Company will depend upon an appreciation in the price of our shares after purchase;
●	The Company may be classified as a “passive foreign investment company” for U.S. federal income tax purposes;
●	United States investors may not be able to obtain an enforcement of civil liabilities against the Company
●	The Company’s status as an “emerging growth company”;
●	Increased costs and compliance matters related to our status as a public company in the United States; and
●	The Company’s status as a “foreign private issuer.”

Readers are cautioned to read more about the potential risks the Company faces under the heading “Business Risks” at the end of this MD&A.

3

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Non-GAAP Measures and Additional GAAP Measures

In this MD&A we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (“IFRS”). Our usage of these terms may vary from the usage adopted by other companies. Specifically, Gross profit, Gross margin and Cash flow from operations are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this document, reference is made to “gross profit,” “gross margin,” and “working capital”, which are non-IFRS measures. Management believes that gross profit, defined as revenue less cost of sales, is a useful supplemental measure of operations. Gross profit helps provide an understanding of the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Company’s liquidity and its ability to meet its current obligations. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with IFRS.

Core Business and Strategy

Draganfly creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company is incorporated under the British Columbia Business Corporations Act and has its registered office located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7 with a head office at 235 103rd St. E, Saskatoon, SK, S7N 1Y8.

Recognized as being at the forefront of UAV (unmanned aerial vehicles) technology for over two decades, Draganfly is an award-winning, industry-leading manufacturer, contract engineering, and product development company within the commercial UAV space serving the public safety, agriculture, industrial inspections, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

Founded in 1998, Draganfly is recognized as one of the first commercial multi-rotor manufacturers and has a legacy for its innovation and superior customer service. The company has sold products and services to over 50 countries.

4

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Draganfly can provide its customers with an entire suite of products and services that include quad-copters, fixed-wing aircrafts, handheld controllers, flight training, and software used for tracking, live streaming, data collection, and health monitoring. The integrated UAV system is equipped for automated take-offs and landings with altitude and return to home functions as well as in-house created survey software. Draganfly’s standard features combined with custom fit camera payloads ranging from multi-spectral, hyper-spectral, LIDAR, thermal, and infrared allows Draganfly to offer a truly unique solution to clients.

With 23 issued and one pending fundamental UAV patents in the portfolio, Draganfly will continue to expand and grow its intellectual property portfolio.

Historically, the main business of the Company was as a manufacturing company offering commercial UAVs directly to its customer base across various industry verticals. The Company has evolved to offer drone solutions, including continuing to sell and develop its own OEM products, providing engineering procurement, drone services, and reselling third party products.

Draganfly works with its customers to customize a product or platform from idea to research and development (R&D) to completion and testing. A work plan is created with timelines and budgets which includes materials, travel, testing, and engineering time. The work plan is approved by the customer before work begins. To date, the majority of this work is considered proprietary in nature and is protected by trade secrets and other intellectual property protections.

The Company’s scope includes providing custom built parts, accessories, drone services, and the ability to sell third-party manufactured UAVs along with support services.

Recent Capital Markets History:

On September 5, 2024 the Company effected a 25:1 share consolidation. All share, warrant, option and RSU numbers in these statements are shown post consolidation, including exercise prices, unless otherwise noted.

On August 21, 2024, the Company completed a public offering for 346,667 units consisting of one common share and one warrant and 320,000 units consisting of one prefunded warrant and one warrant. Each unit was sold at a price of USD $3.75 for gross proceeds of USD $1,999,199 million (CAD $2,720,050 million ). Net proceeds of CAD $2,376,374 million was received after share issue costs of CAD $343,676. The prefunded warrants have an exercise price CAD $0.035 which are exercisable immediately with a term of 5 years. The remaining warrants have an exercise price of CAD $5.12 and are exercisable immediately with a term of 5 years. As part of the transaction 33,334 warrants were issued to the underwriter with an exercise price of CAD $5.12and will have a term of 3 years.

On April 29, 2024, the Company completed a public offering for 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one pre-funded warrant and one warrant. Each unit was sold at a price of USD$6.47 for gross proceeds of USD $3,500,000 million (CAD $4,882,168 million). Net proceeds of CAD $4,102,553 million was received after share issue costs of CAD $779,615. The prefunded warrants have an exercise price of CAD $0.035 which are exercisable immediately with a term of 5 years. On August 7, 2024, the warrants were amended to allow for them to be treated as equity versus debt on the Company’s balance sheet and the exercise price of the warrants were amended to CAD $5.6250. The warrants are exercisable immediately with a term of 5 years. As part of the transaction 27,028 warrants were issued to the underwriter with an exercise price of CAD $11.0625 and will have a term of 3 years.

Pursuant to a prior underwritten public offering, the Company issued 256,000 common share warrants (the “October Warrants”) with each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of USD $15.31, until October 28, 2028. In connection with the closing of the offering above, the Company and the holder of the October Warrants have entered into amendment agreements whereby the exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925 and the warrants were amended to allow for them to be treated as equity versus debt on the Company’s balance sheet.

5

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

On February 26, 2024, the Company completed an underwritten share placement of 448 000 units with each unit consisting of one common share and one warrant to purchase one common share and 88,000 units consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Each unit was sold at a price of USD $6.75 for gross proceeds of USD $3,617,780 million (CAD $4,877,475 million). Net proceeds of USD $3,055,765 million (CAD $4,124,977 million) was received after share issue costs of USD $326,814 (CAD $441,166 ). The pre-funded warrants have an exercise price of USD $0.0025 and were exercised on the date of issue. The remaining warrants have an exercise price of USD $9.00, subject to adjustment, and are exercisable immediately with a term of 5 years. On March 27, 2024 the exercise price on these warrants was updated to USD $4.4025 per the terms of the agreement allowing for a one-time adjustment to the exercise price. As part of this transaction 26,800 warrants were issued to the underwriter with an exercise price of USD $8.44 and will have a term of 3 years.

On October 30, 2023, the Company completed a public offering and issued 256,000 share units at an offering price of USD $13.75 per unit for gross proceeds of USD $3,520,000. The units were issued as follows: 192,000 units comprised of one share and one warrant and 64,000 units comprised of one pre-funded warrant with an exercise price of USD $0.0025 and have no expiry date, and one warrant. The warrants had an exercise price of USD $15.25 per share, are exercisable immediately and expire five years from the date of issuance.

On March 31, 2023 the Company closed an underwritten public offering of 320,000 common shares at a price of USD $25.00 per share for total gross proceeds of USD $8,000,000 (CAD $10,856,166 million) with share issue costs of USD $1,443,163 (CAD $1,953,032 million) for net proceeds of USD $6,556,837 (CAD $8,903,134 million).

On January 31, 2023, the Company entered into an equity distribution agreement. The agreement will allow the Company from time to time, to distribute in an at-the-market offering (“ATM”) up to USD $15,000,000 in common shares. Draganfly intends to use the net proceeds from the ATM for general corporate purposes, including to fund ongoing operations, growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

From February 1, 2023 to February 17, 2023, the Company distributed 26,030 ATM shares under the ATM offering at an average price of $67.25 per share for net proceeds of $1,526,810.

On July 30, 2021, the Company’s shares began trading on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO”. The Company’s shares continue to trade on the Canadian Stock Exchange (the “CSE”), however, as of July 30, 2021 they now trade under the symbol “DPRO” on that exchange as well. The Company’s shares also trade on the Frankfurt Stock Exchange under the Symbol “3U8A”.

In order to become compliant with Nasdaq regulations, the company also underwent a stock consolidation. Effective July 29, 2021, the Company consolidated its issued and outstanding common shares on a 5 to 1 basis, which resulted in 27,045,909 common shares outstanding post-consolidation.

Additional information relating to the Company may be found at the Company’s website, www.draganfly.com.

6

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

2024 Q3 Highlights

●	2024 Q3 Total Revenues of $1,885,322 with Product Sales of $ 1,328,675

2024 Q3 revenues decreased by $252,695 from $2,138,017 in Q3 2023 to $1,885,322 with the bulk of this revenue decrease coming from product revenue. Service revenue increased by $71,741 from $484,906 in Q3 2023 to $556,647 in Q3 2024.

(1)	Gross Profit was $440,780 with a Gross Margin decrease of 18.5% in Q3 2024 compared to Q3 2023. Gross Profit (as a % of revenues) would have been 32.7% and 42.2% not including a non-cash write down of inventory for $176,422 and $8,600 respectively for the three-month period ending September 30, 2024 and 2023. Gross Profit (as a % of revenues) would have been 33.2% and 35.7% not including a non-cash write down of inventory for $459,591 and $208,247 respectively for the nine-month period ending September 30, 2024 and 2023.

In Q3 2024, the Company’s total gross margin was 23.4% compared to 41.8% in Q3 2023.

●	Continued Diversification of its Product and Services Offering

Given the Company’s deep engineering talent, the Company continues to expand its product and services available to its customers. Doing this leverages the Company’s core skill set of innovation that tends to lead to future projects, bringing in more consistent revenue. The Company continues to increase its scope of products and services to include the sale of third-party manufactured UAVs and drone-as-a-service type work. Having a larger breadth of products and services, in part mitigates some risk for the Company given its offering covers a broader market.

●	Risks Related to Operations

The Company’s UAVs are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

●	generate sufficient revenue to maintain profitability;
●	acquire and maintain market share;
●	achieve or manage growth in operations;
●	develop and renew contracts;
●	attract and retain additional engineers and other highly qualified personnel;
●	successfully develop and commercially market new products;
●	adapt to new or changing policies and spending priorities of governments and government agencies; and
●	access additional capital when required and on reasonable terms.

For further and more detailed risk disclosure, please reference “Business Risks” at the end of this MD&A.

7

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Outlook and Guidance

General

The Company believes that drone regulations are gradually evolving in favor of additional use cases, which could lead to more revenue opportunities from a greater pool of customers. The Company is positioned properly to take advantage of this dynamic given its legacy and ongoing innovative product development coupled with being publicly traded providing greater market awareness than its private competitors. The Company will increasingly focus on some of its growth initiatives beyond Canada and into the United States and abroad. All else being equal, accessing more capital will help the Company expand and diversify its engineering and drone services businesses. The Company has already built the infrastructure including human resources from an oversight, sales, and engineering perspective. Further, the Company will continue to focus on innovation, product development, and expanding its hardware offerings opportunistically into niche segments of the UAV and related sectors. Finally, the Company has considered providing various other non-engineering services and it may make more sense to buy an existing industry player than to build out this offering. The Company expects to be active in this regard reviewing partnerships and acquisitions in the current fiscal year and the near future.

Selected Financial Information

The following selected financial data has been extracted from the unaudited condensed consolidated interim financial statements, prepared in accordance with International Financial Reporting Standards, for the fiscal years indicated and should be read in conjunction with the unaudited condensed consolidated interim financial statements. All earnings per share calculations are shown post-consolidation.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Total revenues	$1,885,322	$2,138,017	$4,947,894	$5,638,542
Gross Margin (as a % of revenues) (1)	23.4%	41.8%	23.9%	32.0%
Net income (loss)	(200,194)	(5,446,885)	(9,155,551)	(19,423,475)
Net income (loss) per share ($)
- Basic	(0.06)	(3.13)	(3.28)	(11.99)
- Diluted	(0.06)	(3.13)	(3.28)	(11.99)
Comprehensive income (loss)	(364,549)	(5,530,248)	(9,346,603)	(19,518,055)
Comprehensive income (loss) per share ($)
- Basic	(0.11)	(3.18)	(3.35)	(12.05)
- Diluted	(0.11)	(3.18)	(3.35)	(12.05)
Change in cash and cash equivalents	$(1,292,970)	(4,264,040)	$903,965	$(5,437,697)

(1)	Gross Profit (as a % of revenues) would have been 32.7% and 42.2% not including a non-cash write down of inventory for $176,422 and $8,600 respectively for the three-month period ending September 30, 2024 and 2023. Gross Profit (as a % of revenues) would have been 33.2% and 35.7% not including a non-cash write down of inventory for $459,591 and $208,247 respectively for the nine-month period ending September 30, 2024 and 2023.

8

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2024, includes non-cash changes comprised of a change in fair value of derivative liability of $(3,575,559) and $(2,788,734), a write down of inventory of $176,422 and $459,591, and an impairment gain on notes receivable of $7,564 and $18,425. The net loss and comprehensive loss for the three and nine month period ended September 30, 2024 would otherwise have been a losses of $3,606,895 and $11,503,119 for the net loss, and a loss of $3,771,250 and $11,694,171 for the comprehensive loss.

The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2023, includes non-cash changes comprised of a change in fair value of derivative liability of $nil and $(57,314), a write down of inventory of $8,600 and $208,247, and an impairment gain on notes receivable of $104,780 and $104,780. The net loss and comprehensive loss for the three and nine month period ended September 30, 2023 would otherwise have been a losses of $5,543,065 and $19,377,322 for the net loss, and a loss of $5,626,428 and $19,471,902 for the comprehensive loss.

As at	September 30, 2024	December 31, 2023
Total assets	$8,528,719	$8,330,292
Working capital	3,549,345	(717,017)
Total non-current liabilities	382,520	523,584
Shareholders’ equity	$4,360,959	$407,716
Number of shares outstanding	3,825,208	1,969,183

Shareholders’ equity and working capital as at September 30, 2024, includes a fair value of derivative liability of $1,252,005 (2023 - $4,196,125) and would otherwise be $5,612,964 (2023 - $4,603,841) and $4,801,350 (2023 - $3,479,108), respectively.

Results of Operations

Revenue

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Sales of goods	$1,328,675	$1,653,111	$3,953,974	$4,615,285
Provision of services	556,647	484,906	993,920	1,023,257
Total revenue	$1,885,322	$2,138,017	$4,947,894	$5,638,542

Total revenue for the three months ended September 30, 2024, decreased by $252,695 or 11.8% as compared to Q3 2023. The decrease in revenue is largely due to decreased revenue from the sales of goods from Draganfly Innovations USA, Inc. (“DI USA”) and Draganfly Innovations Inc. (“DII”).

Services revenue increased $71,741 or 14.8% in Q3 2024 as compared to Q3 2023. The increase in revenue is largely due to increased service revenue from Dronelogics Systems Inc. (“Dronelogics”).

Total revenue for the nine months ended September 30, 2024, decreased by $690,648 or 12.2% as compared to the nine months ended September 30, 2023. The decrease in revenue is largely due to decreased revenue from the sales of goods from DI USA and Dronelogics.

9

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Cost of sales / Gross Margin

	Three months ended September 30,		Nine months ended September 30,
			2024	2023
Cost of sales (1)	$(1,444,542)	$(1,243,334)	$(3,765,429)	$(3,833,308)
Gross profit	440,780	894,683	$1,182,465	$1,805,234
Gross margin (%)	23.4%	41.8%	23.9%	32.0%

(1)	Cost of sales would have been $1,268,120 and $1,234,734 not including a non-cash write down of inventory for $176,422 and $8,600, respectively for the three-month periods ending September 30, 2024 and 2023. Cost of sales would have been $3,305,838 and $3,625,061 not including a non-cash write down of inventory for $459,591 and $208,247, respectively for the nine-month periods ending September 30, 2024 and 2023.

Gross profit is the difference between the revenue received and the direct cost of that revenue. Gross margin is gross profit divided by revenue and is often presented as a percent.

For the three months ended September 30, 2024, the Company’s Gross Profit decreased by $453,903 or 50.7% compared to Q3 2023. As a percentage of sales, gross margin decreased from 41.8% in Q3 2023 to 23.4% in Q3 2024. Not including the non-cash write down of inventory of $176,422 (2023 - $8,600), the Company’s Gross Profit decreased by $286,081 or 31.67% compared to Q3 2023. The decrease in gross margin percentage was due to a smaller increase in sales than in cost of sales.

For the nine months ended September 30, 2024, the Company’s Gross Profit decreased by $622,769 or 34.5% compared to the nine months ended September 30, 2023. As a percentage of sales, gross margin decreased from 32.0% in 2023 to 23.9% in 2024. Not including the non-cash write down of inventory of $459,591 (2023 - $208,247), the Company’s Gross Profit decreased by $371,425 or 18.4% compared to the nine months ending September 30, 2023.

Selling, General, and Administrative (SG&A)

	Three months ended September 30		Nine months ended September 30,
	2024	2023	2024	2023
Insurance	$234,279	$423,036	$954,259	$1,429,466
Office and Miscellaneous	508,554	1,605,520	1,375,985	5,843,576
Professional Fees	774,069	1,108,983	2,242,807	3,530,057
Research and development	347,373	59,792	659,832	1,408,476
Share-based payments	400,575	788,824	904,629	1,808,302
Travel	57,436	222,105	174,367	515,691
Wages and salaries	1,529,144	1,852,095	4,932,183	5,821,493
Total	$3,851,430	$6,060,355	$11,244,062	$20,357,061

For the three months ended September 30, 2024, SG&A expenses decreased by 36.4% from $6,060,355 in Q3 2023 to $3,851,430 in Q3 2024. The largest contributors to the decrease are professional fees, travel, office and miscellaneous, wages and salaries and share-based compensation.

For the nine months ended September 30, 2024, SG&A expenses decreased by 44.8%, from $20,357,061 for the nine months ended September 30, 2023 to $11,244,062 for the nine months ended September 30, 2024. The largest contributors to the decrease are professional fees, research and development, travel, office and miscellaneous, and share-based compensation.

10

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Net and Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Loss from operations	$(3,684,298)	$(5,461,456)	$(10,869,469)	$(19,393,073)
Change in fair value of derivative liability	3,575,559	-	2,788,734	57,314
Finance and other costs	38,632	30,714	85,436	77,466
Foreign exchange gain (loss)	(48,216)	86,718	26,344	(106,357)
Gain (loss) on disposal of assets	7,846	600	32,148	16,295
Recovery (impairment) of notes receivable	7,564	(104,780)	18,425	(104,780)
Income from government assistance	-	1,319	-	3,891
Other income (loss)	(97,281)	-	(1,237,169)	25,769
Net income (loss)	(200,194)	(5,446,885)	(9,155,551)	(19,423,475)
Cumulative translation differences	1,086	(449)	(15,935)	(108,626)
Change in fair value of equity investments at FVOCI	(165,441)	(82,914)	(175,117)	14,046
Comprehensive income (loss)	$(364,549)	$(5,530,248)	$(9,346,603)	$(19,518,055)

For the three months ended September 30, 2024, the Company recorded a comprehensive loss of $364,549 compared to comprehensive loss of $5,530,248 in Q3 2023.

The net and comprehensive loss for the three months ended September 30, 2024, includes non-cash changes comprised of a change in fair value of derivative liability of $(3,575,559), a write down of inventory of $176,422, and a recovery of notes receivable of $7,564 and would otherwise be a loss of $3,606,895 and comprehensive loss of $3,771,250. The net and comprehensive loss for the same period last year, included an inventory write down of $8,600 and an impairment of notes receivable of $104,780 and would otherwise be a loss of $5,543,065 and a comprehensive loss of $5,626,428.

For the nine months ended September 30, 2024, the Company recorded a comprehensive loss of $9,346,603 compared to a loss of $19,518,055 in 2023.

The net and comprehensive loss for the nine months ended September 30, 2024, includes non-cash changes compromised of change in fair value of derivative liability of $2,788,734, a write down of inventory of $459,591, and an impairment gain on notes receivable of $18,425, and would otherwise be losses of $11,503,119 and $11,694,171 respectively. The net and comprehensive income for the same period last year, included a change in fair value of derivative liability of $57,314, and a write down of inventory of $208,247, and would otherwise be losses of $19,377,322 and $19,471,902, respectively.

Authorized share capital

Unlimited number of common shares without par value.

11

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Issued share capital

During the nine months ended September 30, 2024,

●	The Company issued 22,766 common shares for the vesting of restricted share units.
●	The Company issued 791,668 common shares for the exercise of warrants
●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.
●	36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. All value that had been recorded related to these shares had been previously written off.
●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615 for net proceeds of $4,039,337. Of the total share issuance costs $671,747 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants. On August 7, 2024, the exercise price of the warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis.
●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676 for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.

During the year ended December 31, 2023,

●	The Company issued 60,332 common shares for the vesting of restricted share units.
●	The Company issued 320,000 common shares in a financing for $10,856,166 with share issuance costs of $1,953,032 for net proceeds of $8,903,134.
●	The Company issued 26,0230 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.
●	The Company issued 192,000 common shares in a financing for proceeds of $4,858,995 with share issuance costs of $889,623 for net proceeds of $3,969,372. Of the total share issuance costs $793,979 were expensed in other income (expense). Value of the issuance was allocated $520,064 to the shares and $4,338,931 to derivative liability. May 1, 2024 the exercise price of the warrants was amended to CAD $0.3583 from the original exercise price of USD $0.6123 and the cashless exercise provision was removed. This amended exercise price is the Canadian equivalent of the USD trading price on October 30, 2024 of USD$ 0.259, the date of issue of these warrants.

Summary of Quarterly Results

The following selected quarterly financial data has been extracted from the financial statements, prepared in accordance with International Financial Reporting Standards.

Total revenue for the three months ended September 30, 2024, decreased by $252,695 or 11.8% as compared to the same period in 2023. The decrease was mainly due to lower revenue from products.

SG&A expenses for the three months ended September 30, 2024 decreased 36.4% compared to the same period in 2023 due to the decrease are professional fees, travel, office and miscellaneous, wages and salaries and share-based compensation. The other income (expense) and comprehensive loss for the third quarter of 2024 includes non-cash changes of a change in fair value of derivative liability of $3,575,559, and an impairment recovery on notes receivable of $7,564 and would otherwise be an other income of $99,019 and comprehensive loss of $3,771,250, respectively.

Total revenue for the three months ended September 30, 2024, increased by $152,332 or 8.8% as compared to Q2 2024. The increase in revenue is largely due to increased revenue from the provision of services.

12

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Total revenue for the three months ended September 30, 2024, increased by $152,332 or 8.8% as compared to the three months ended June 30, 2024. The primary increase in revenue is due to the increase in services revenue. Product sales decreased by $58,675 or 4.2% in the third quarter of 2024 as compared to the second quarter primarily due to decreased demand.

SG&A expenses decreased by $308,650 or 7.4% compared to the second quarter of 2024 due to decreased wages and salaries, and professional fees partially offset by increases in research and development and share based payments.

The table below summarizes the quarterly results over the past eight fiscal quarters. All earnings per share calculations are shown post-consolidation.

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Revenue	$1,885,322	$1,732,990	$1,329,581	$916,299
Cost of sales(2)	$(1,444,542)	$(1,271,317)	$(1,049,570)	$(657,420)
Gross profit(3)	$440,780	$461,673	$280,011	$258,879
Gross margin – percentage	23.4%	26.6%	21.1%	28.3%
Operating expenses	$(4,125,078)	$(4,395,923)	$(3,530,933)	$(3,482,141)
Operating income (loss)	$(3,684,298)	$(3,934,250)	$(3,250,922)	$(3,223,262)
Operating loss per share - basic	$(1.10)	$(1.38)	$(1.47)	$(1.95)
Operating loss per share - diluted	$(1.10)	$(1.38)	$(1.47)	$(1.95)
Other income (expense)	$3,484,104	$(3,157,299)	$1,387,114	$(965,075)
Change in fair value of derivative liability (1)	$3,575,559	$(2,604,394)	$1,817,569	$153,798
Other comprehensive income (loss)	$(164,355)	$(6,089)	$(20,608)	$(3,461)
Comprehensive income (loss)	$(364,549)	$(7,097,638)	$(1,884,416)	$(4,191,796)
Comprehensive income (loss) per share - basic	$(0.11)	$(2.51)	$(0.86)	$(2.53)
Comprehensive income (loss) per share - diluted	$(0.11)	$(2.51)	$(0.86)	$(2.53)

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Revenue	$2,138,017	$1,899,039	$1,601,486	$1,314,162
Cost of sales	$(1,243,334)	$(1,431,922)	$(1,158,052)	$(2,980,133)
Gross profit	$894,683	$467,117	$443,434	$(1,665,971)
Gross margin – percentage	41.8%	24.6%	27.7%	-126.8%
Operating expenses	$(6,356,139)	$(7,234,034)	$(7,608,132)	$(7,342,669)
Operating loss	$(5,461,456)	$(6,766,917)	$(7,164,698)	$(9,008,640)
Operating loss per share - basic	$(3.14)	$(3.92)	$(5.16)	$(6.60)
Operating loss per share - diluted	$(3.14)	$(3.92)	$(5.16)	$(6.60)
Other income (expense)	$14,571	$(142,046)	$97,073	$(7,575,889)
Change in fair value of derivative liability (1)	$-	$-	$57,312	$334,016
Other comprehensive income (loss)	(83,363)	$18,152	$(29,369)	$(76,073)
Comprehensive income (loss)	$(5,530,248)	$(6,890,812)	$(7,096,995)	$(16,660,602)
Comprehensive income (loss) per share - basic	$(3.18)	$(3.99)	$(5.11)	$(12.21)
Comprehensive income (loss) per share - diluted	$(3.18)	$(3.99)	$(5.11)	$(12.21)

(1)	Included in other income (expense).
(2)	Cost of goods sold would have been $1,268,120 in Q3 2024 not including a non-cash write down of inventory for $176,422. For the comparative quarters cost of goods sold not including inventory write-downs of $122,600 in Q2 2023, $8,600 in Q3 2023, $123,424 in Q4 2023, $148,760 in Q1 2024 and $134,410 for Q2 2024 would have been $1,309,322 in Q2 2023, $1,234,734 in Q3 2023, $533,996 in Q4 2023, $900,810 in Q1 2024 and $1,136,907 in Q2 2024 before these write downs.
(3)	Gross profit would have been $617,202 not including a one-time non-cash write down of inventory for $176,422 (2023 - $8,600). Gross profit would have been $520,481 in Q1 2023, $589,717 in Q2 2023, $903,283 in Q3 2023, $382,303 in Q4 2023, $428,771 in Q1 2024 and 596,083 in Q2 2024 without the write downs. Gross profit would have been $310,543 in Q4 of 2022 without the write downs noted in number 2 above.

13

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Liquidity and Capital Resources

The Company’s liquidity risk is derived from its loans, accounts payable, and accrued liabilities, as it may encounter difficulty discharging those obligations, but the Company endeavors to mitigate that risk through the careful management of its debt holders and the assertive pursuit of capital inflow for its operations. The Company’s working capital of 3,549,345 as at September 30, 2024 would be increased to working capital of $4,801,350 if the non-cash derivative liability was excluded. The Company’s working capital at December 31, 2023 was a deficit of $717,017 and would be increased to a surplus of $3,479,108 if the non-cash derivative liability was excluded.

The Company considers the items included in capital to include shareholders’ equity. The Company manages its capital structure and makes adjustments to it in light of changes in economic and business conditions, financing environment, and the risk characteristics of the underlying assets. The Company does not have any contracted or committed capital expenditures as of the date of this MD&A. The Company utilizes its credit card facilities from time to time to make various purchases for their operations.

On August 21, 2024, the Company completed a public offering for 346,667 units consisting of one common share and one warrant and 320,000 units consisting of one prefunded warrant and one warrant. Each unit was sold at a price of USD $3.75 for gross proceeds of USD $1,999,199 million (CAD $2,720,050 million). Net proceeds of CAD $2,376,374 million was received after share issue costs of CAD $343,676. The prefunded warrants have an exercise price CAD $0.035 which are exercisable immediately with a term of 5 years. The remaining warrants have an exercise price of CAD $5.12 and are exercisable immediately with a term of 5 years. As part of the transaction 33,334 warrants were issued to the underwriter with an exercise price of CAD $5.12 and will have a term of 3 years.

On April 29, 2024, the Company completed a public offering for 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one pre-funded warrant and one warrant. Each unit was sold at a price of USA $6.47 for gross proceeds of USD $3,500,000 million (CAD $4,882,169 million). Net proceeds of CAD $4,039,337 million was received after share issue costs of CAD $779,615. The prefunded warrants have an exercise price of CAD $0.035 which are exercisable immediately with a term of 5 years. On August 7, 2024, the warrants were amended to allow for them to be treated as equity versus debt on the Company’s balance sheet and the exercise price of the warrants were amended to CAD $5.6250. The warrants are exercisable immediately with a term of 5 years. As part of the transaction 27,063 warrants were issued to the underwriter with an exercise price of CAD $11.0625 and will have a term of 3 years.

Pursuant to a prior underwritten public offering, the Company issued 256,000 common share warrants (the “October Warrants”) with each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of US$15.31, until October 28, 2028. In connection with the closing of the offering above, the Company and the holder of the October Warrants have entered into amendment agreements whereby the exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925 to allow for the warrants to be treated as equity versus debt on the Company’s balance sheet.

14

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

On February 26, 2024, the Company completed an underwritten share placement of 448 000 units with each unit consisting of one common share and one warrant to purchase one common share and 88,000 units consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Each unit was sold at a price of $6.75 USD for gross proceeds of USD $3,617,780 million (CAD $4,877,475 million). Net proceeds of USD $3,055,765 million (CAD $4,124,977 million) was received after share issue costs of USD $326,814 (CAD $441,166). The pre-funded warrants have an exercise price of USD $0.0025 and were exercised on the date of issue. The remaining warrants have an exercise price of USD $9.00, subject to adjustment, and are exercisable immediately with a term of 5 years. On March 27, 2024 the exercise price on these warrants was updated to USD $4.4025 per the terms of the agreement allowing for a one-time adjustment to the exercise price. As part of this transaction 26,800 warrants were issued to the underwriter with an exercise price of USD $8.44 and will have a term of 3 years.

Further, in order to maintain or adjust its capital structure, the Company may issue new shares, new debt, or scale back the size and nature of its operations. The Company is not subject to externally imposed capital requirements.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Based on the Company’s existing operations, the Company will need to raise additional capital during the next twelve months and beyond to support its business plan.

We expect, from time to time, to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used. There is always the potential that any acquisition or investment in a company or product has a negative impact on future cash flows of the Company.

Our plan of operations for the next year includes the following: (i) ensure production capacity is adequate to meet demand for products; (ii) continuing to hone existing product offerings; (iii) streamline workflow efficiencies; (iv) diversifying and expanding business lines organically and by considering potential acquisitions; (v) continuing to patent innovative ideas for new products; and (vi) developing and increasing current product offering to various niche industries that are not currently being served.

As of the date of this MD&A, we cannot predict with certainty all of the particular uses for the net proceeds received from the closing of past financings. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Contractual Obligations

As of September 30, 2024, and as of the date of this MD&A, and in the normal course of business, the following is a summary of the Company’s material obligations to make future payments, representing contracts, and other commitments that are known and committed.

15

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Right of Use Assets

	Vehicles	Buildings	Land	Total

Balance at December 31, 2022	$2,385	$342,361	$-	$344,746
Additions	-	322,354	418,001	740,355
Depreciation	(2,385)	(149,644)	(211,057)	(363,086)
Foreign exchange translation	-	-	(328)	(328)
Balance at December 31, 2023	$-	$515,071	$206,616	$721,687
Depreciation	$-	$(107,046)	$(159,476)	$(266,522)
Foreign exchange translation	-	-	5,581	5,581
Balance at September 30, 2024	$-	$408,025	$52,721	$460,746

The Company added two new leases during the year ended December 31, 2023. A lease for land in the amount of $418,001 with an expiration date of December 31, 2024, and another lease for a facility in the amount of $322,354 with an expiration date of September 30, 2028. The Company has five leases with expiration dates of December 31, 2023, December 31, 2024, May 31, 2026, January 31, 2027, and September 30, 2028

Lease Liability

As at	Total
Balance at December 31, 2022	$378,643
Interest expense	96,423
Additions	734,903
Lease payments	(423,410)
Foreign exchange translation	3,464
Balance at December 31, 2023	790,023
Interest expense	53,017
Lease payments	(311,145)
Foreign exchange translation	(8,035)
Balance at September 30, 2024	$523,860

Which consists of:

	September 30, 2024	December 31, 2023
Current lease liability	$210,012	$362,001
Non-current lease liability	313,848	428,022
Ending balance	$523,860	$790,023

Maturity analysis	Total
Less than one year	$251,129
One to three years	282,419
Four to five years	71,836
Total undiscounted lease liabilities	605,384
Amount representing interest	(81,524)
$523,860

16

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Related Party Transactions

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement. For the nine months ended September 30, 2024, the company incurred fees of $190,164 (2023 - $355,111). As at September 30, 2024, the Company was indebted to this company in the amount of $1,874 (2023 - $14,175).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement. For the nine months ended September 30, 2024, the Company incurred fees of $325,125 (2023 - $486,250).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the nine months ended September 30, 2024, the Company incurred fees of $119,335 (2023 - $211,372). As at September 30, 2024, the Company was indebted to this company in the amount of $9,000 (2023 - $25,920).

Trade receivables/payables and accrued receivables/payables:

As at September 30, 2024, the Company had $10,874 (2023 - $40,095) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and nine months ended September 30, 2024 and 2023 included:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Director fees	$131,469	$148,914	$375,368	$452,154
Salaries	127,329	300,836	396,916	842,436
Share-based payments	223,364	375,619	527,224	906,498
	$482,162	$825,369	$1,299,508	$2,201,088

During the three months ended September 30, 2024, the directors agreed to a 20% reduction in their fees for the quarter.

17

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Other related parties

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Management fees paid to a company controlled by CEO and director	$109,437	$106,250	$325,125	$486,250
Management fees paid to a company that the CEO holds an economic interest in	64,463	128,330	190,164	355,111
Management fees paid to a company controlled by the former President and director	41,910	66,220	119,335	211,372
	$215,810	$300,800	$634,624	$1,052,733

Share Capital

	Number of Common Shares	Share Capital
Balance, December 31, 2022	1,371,204	$83,600,089
Shares issued for financing - ATM	26,030	1,748,946
Share issue costs	-	(222,136)
Shares issued for financing	512,000	11,376,230
Share issue costs	-	(2,072,886)
Shares issued for the exercise of RSU’s	60,332	2,640,733
Balance, December 31, 2023	1,969,566	97,070,976
Shares issued for financing	1,077,208	5,111,911
Share issue costs	-	(877,474)
Shares issued for the exercise of warrants	791,668	4,771,873
Shares returned to treasury	(36,000)	-
Shares issued for the exercise of RSU’s	22,766	829,361
Balance, September 30, 2024	3,825,208	$106,906,647

Stock options

The following is the summary of the Company’s stock option activity. Number of options and weighted average exercise prices in the table below are shown as they were outstanding, forfeited, granted, and exercised:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2022	35,154	$115.00
Forfeited	(400)	94.25
Issued	1,200	15.65
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,150)	111.61
Outstanding, September 30, 2024	31,804	$111.99

18

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Restricted Share Units (RSUs)

The following is the summary of the Company’s RSU activity. Number of RSUs in the table below are shown as they were outstanding, exercised, forfeited, and issued:

Number of RSUs
Outstanding, December 31, 2022	47,982
Vested	(60,331)
Issued	67,413
Forfeited	(10,519)
Outstanding, December 31, 2023	44,545
Vested	(22,750)
Issued	185,218
Forfeited	(10,487)
Outstanding, September 30, 2024	196,526

Warrants

During the nine months ended September 30, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

For the October 2023 issuance and the April 2024 issuances the warrant agreements were amended as of August 7, 2024 so that the exercise price is now in Canadian and all terms in the amended agreements meet the requirement for equity treatment of the warrants. As such, these warrants have been reclassified to equity.

The warrants issued as part of the August 2024 issuance were issued with the same terms as the amended warrants so met the requirements for equity accounting from the date of issuance.

To reach a fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

19

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Summary of issue date fair value inputs

	February Issuance		April Issuance		August Issuance
	Warrants	Broker	Warrants	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%
Expected life	5 years	3 years	5 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2022	$-
Warrants issued	3,985,015
Change in fair value of warrants outstanding	211,110
Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Warrants exercised	(3,661,282)
Change in fair value of warrants outstanding	(2,788,734)
Reclassify amended warrants to equity	(3,776,429)
Balance at September 30, 2024	$1,252,005

Warrants – Equity Treatment

Balance at December 31, 2023	$-
Reclassification of amended warrants	3,776,429
Balance at September 30, 2024	$3,776,429

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at September 30, 2024	Fair Value at September 30, 2024	Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023
Derivative Liability
February 26, 2024 (1)	US$	4.4025	474,332	1,252,005	-	-
October 30, 2023 (2)	CAD$	5.6925	-	-	256,000	3,180,543
October 30, 2023 (3)	US$	0.003	-	-	64,000	1,015,582
April 29, 2024 (4)	CAD$	5.625	474,332	$1,252,005	320,000	$4,196,125

1)	The warrants expire February 26, 2029.
2)	The warrant terms were amended and warrants were reclassified to equity August 7,2024
3)	The warrants have no expiry date. They were exercised January 5, 2024.

20

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Details of the warrants treated as equity and their fair values are as follows:

Warrants – Equity Treatment

	Exercise Price		Number of Warrants Outstanding at September 30, 2024	Fair value at September 30, 2024	Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023
October 30, 2023 (1)	CAD$	5.6925	256,000	$1,187,147	-		$-
April 29, 2024 (2)	CAD$	5.625	540,541	2,589,281	-		-
August 21, 2024 (3)	CAD$	5.12	666,667	-	-		-
			1,463,208	$3,776,428	-	$

1)	The warrants expire October 30, 2028. These were moved from derivative liability August 7, 2024.
2)	The warrants expire April 29, 2029. These were moved from derivative liability August 7, 2024.
3)	The warrants expire August 21, 2029.

The fair values of the derivative warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	September 30, 2024	December 31, 2023
Risk free interest rate	3.58%	3.84%
Expected volatility	120.48%	113.78%
Expected life	4.66 years	4.8 years
Expected dividend yield	0%	0%

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2022	316,672	$147.53
Issued	332,800	20.66
Expired	(306,480)	153.52
Outstanding, December 31, 2023	342,992	$15.75
Issued	2,496,370	4.38
Exercised	(791,668)	0.4661
Expired	(10,192)	125.00
Outstanding September 30, 2024	2,037,502	$6.14

As at September 30, 2024, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026	CAD$	23.20	12,800
October 30, 2023	October 30, 2028	CAD$	5.6925	256,000
February 26, 2024	February 26, 2027	US$	8.44	26,800
February 26, 2024	February 26, 2029	US$	4.4025	474,332
April 29, 2024	April 29, 2029	CAD$	5.625	540,541
April 29, 2024	April 29, 2024	CAD$	11.06	27,028
August 21, 2024	August 21, 2027	CAD$	5.12	33,334
August 21, 2024	August 21, 2029	CAD$	5.12	666,667
				2,037,502

The weighted average remaining contractual life of warrants outstanding as of September 30, 2024, was 4.51 years (December 31, 2023 – 4.63 years).

21

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Critical Accounting Policies and Estimates

Newly adopted policy

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units for equity treatment warrants, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the common shares. If the proceeds from the offering are less than or equal to the estimated fair market value of common shares issued, no value is assigned to the warrants. Warrants that are issued as payment to a finder or other transaction costs are accounted for as share-based payments.

Significant estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the Company is likely to recognize their recovery from the generation of taxable income.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price less costs to sell. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions. The future realization of these inventories may be affected by future technology or other market- driven changes that may reduce future selling prices.

Investments in Private companies

Where the fair value of investments in private companies recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair value and this value may not be indicative of the eventual recoverable value.

22

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Expected credit losses on trade receivables and notes receivable

When determining expected credit losses (“ECLs”), the Company considers the historic credit losses observed by the Company, customer-specific payment history and economic conditions. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL’s, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience, informed credit assessment and forward-looking information.

Useful lives of equipment and intangible assets

Estimates of the useful lives of equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Other Significant judgements

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments applied to the Company’s consolidated financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable;
●	the determination of whether a set of assets acquired and liabilities assumed constitute a business; and
●	the determination of the functional currency of each entity in the group.

Foreign currency translation

Transactions in foreign currencies are translated into the functional currency at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses resulting from foreign exchange adjustments are included in profit or loss.

The functional currencies of the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	US Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all revenue and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translation of foreign operations in other comprehensive loss.

23

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Share-based payments

The Company may grant stock options or restricted share units (“RSU’s”) to its directors, officers, employees and consultants. The Company records share-based compensation related to stock options using the Black-Scholes Option Pricing Model.

The RSU’s granted entitle an employee, director or officer to either the issuance of common shares or cash payments payable upon vesting with terms determined by the Company’s Board of Directors at the time of the grant. If on the grant date it is determined there is an obligation to settle in cash, the RSU’s are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and on the settlement date. Changes in fair value are recognized in profit and loss. Expense is recognized over the vesting period.

The Company has a present obligation to settle in cash if the choice of settlement in shares has no commercial substance, or the Company has a past practice or a stated policy of setting in cash, or generally settles in cash whenever the counterparty asks for cash settlement. If no such obligation exists, RSUs are accounted for as equity settled share-based payments and are valued using the share price on grant date. Upon settlement:

a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) below.
b)	If the Company elects to settle by issuing shares, the value of RSUs initially recognized in reserves is reclassified to share capital, except as noted in (c) below.
c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of shares that would otherwise have been issued, or the difference between the fair value of the shares and the amount of cash that would otherwise have been paid, whichever is applicable).

The aggregate sales price or amount of common shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) USD $1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the common shares of the Company, measured at the Company’s most recent balance sheet date. At the election of the Board of Directors, upon each vesting date, participants receive (a) the issuance of common shares from treasury equal to the number of RSUs vesting, or (b) a cash payment equal to the number of vested RSUs multiplied by the fair market value of a common share, calculated as the closing price of the common shares on the CSE for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

In conjunction with private placements or brokered financings, the Company may issue compensatory warrants to agents as consideration for services provided. Awards of grants are accounted for in accordance with the fair value method of accounting and result in an increase in share issue costs and a credit to warrants within shareholders’ equity when warrants are issued.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year.

Diluted income per share is calculated by dividing the profit attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The Company had 8,574,798 warrants, 897,158 options and 1,112,967 RSU’s that would be potentially dilutive if the Company were not in a loss position and were to calculate diluted income per share.

24

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Financial Instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments: Classification and Measurement. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets/liabilities	Classification
Cash and cash equivalents	Fair value through profit or loss
Receivables	Amortized cost
Notes receivable	Fair value through profit or loss
Investments	Fair value through other comprehensive income
Trade payables	Amortized cost
Customer deposits	Amortized cost
Loans payable	Amortized cost
Derivative liability	Fair value through profit or loss

a)	Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the cash flows are not solely principal and interest, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are recorded to profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

25

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets

Financial assets are derecognized when the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recorded to profit or loss. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

FVTPL - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Trade payables, customer deposits and loans payable are included in this category.

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

Impairment of non-financial assets

The carrying amounts of the non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life; and
●	an intangible asset not yet available for use;

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

26

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income taxes relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Inventory

Inventory consists of raw materials and finished goods for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, health monitoring equipment, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Cost is determined using the first-in-first-out method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price, import duties and non-recoverable taxes and transport, handling and other costs directly attributable to the acquisition of finished goods, materials or services. The costs of conversion include direct materials and labour costs and a systematic allocation of fixed and variable overheads incurred in converting materials into finished goods. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

27

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred. The control transfer for Dronelogics Systems Inc. (“Dronelogics”) and Draganfly Innovations USA, Inc. is when the products are shipped to the customer and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. At this point revenue is recognized. For Draganfly Innovations Inc. transfer occurs for sales outside of North America when shipped and for sales within North America on delivery which occurs in proximity to shipping. Revenue is recognized when the transfer of control has occurred.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Some contracts include multiple performance obligations, such as the sale of hardware and support or maintenance. Where support or maintenance is performed by another party and does not include an integration service it is accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on stand-alone selling price. Where the stand-alone selling price is not directly observable, the price is estimated based on expect cost plus margin. Where the support or maintenance is provided by the Company, the contract is analyzed to identify the performance obligations and transaction price. The price is then allocated across the obligations identified in the contract. Revenue is recognized when the Company satisfies a performance obligation.

Services

The Company provides consulting, custom engineering, drones as a service, and investigating and solving on a project-by-project basis under fixed-price and variable price contracts. Revenue from providing services is recognized over time as the services are rendered.

The Company provides rental of equipment which is measured based on rates through contracts or other written agreements with customers. Revenue is recognized in the period when services are performed and only when there is reasonable assurance that the revenue will be collected.

Deferred Income

A payment received is included as deferred revenue when products have yet to be shipped to the customers as of the period end or there are unfulfilled obligations related to the revenue received. The amount to be recognized within twelve months following the year-end date is classified as current.

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, or lower of cost and net realizable value adjustments as required.

28

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Intangible Assets

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications, brands and software.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Class of intangible asset	Useful live
Customer relationship	5 years
Brand	5 years
Software	5 years
Patents	5 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive loss.

Depreciation is generally calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	3 year straight line
Furniture and equipment	5 year straight line
Leasehold improvements	Expected lease term
Vehicles	30% declining balance

29

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
(ii)	its intention to complete the intangible asset and use or sell it;
(iii)	its ability to use or sell the intangible asset;
(iv)	how the intangible asset will generate probable future economic benefits. The Company can also demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Government assistance

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as income in equal amounts over the expected useful life of the asset.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company’s incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

30

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

BUSINESS RISKS

The Company does engage in significant transactions and activities in currencies other than its functional currency. Depending on the timing of the transactions and the applicable currency exchange rates such conversions may positively or negatively impact the Company.

An investment in the Company’s Common Shares is highly speculative and involves significant risks. In addition to the other information contained in this MD&A and the documents incorporated by reference herein and therein, you should review and carefully consider the risks described herein. The risks described herein are not the only risk factors facing us and should not be considered exhaustive. Additional risks and uncertainties not currently known to us, or that we currently consider immaterial, may also materially and adversely affect our business, operations and condition, financial or otherwise.

Risks Related to the Company, its Business and Industry

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

A shareholder’s holding in the Company may be diluted if the Company issues additional Common Shares or other securities in the future.

The Company may issue additional Common Shares or other securities in the future, which may dilute a shareholder’s holding in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of Common Shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of Common Shares or securities. In addition, the Company may issue additional Common Shares upon the exercise of incentive stock options to acquire Common Shares under its share compensation plan or upon the exercise or conversion of other outstanding convertible securities of the Company, which will result in further dilution to shareholders. In addition, the issuance of Common Shares or other securities in any potential future acquisitions, if any, may also result in further dilution to shareholder interests.

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance its existing products. The Company believes that there are significant opportunities in a number of business areas. Because the Company accounts for research and development costs as operating expenses, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

31

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Shortfalls in available external research and development funding could adversely affect the Company.

The Company depends on its research and development activities to develop the core technologies used in its UAV products and for the development of the Company’s future products. A portion of the Company’s research and development activities can depend on funding by commercial companies and the Canadian government. Canadian government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Canadian government funding with other Canadian government-sponsored programs in the budget formulation and appropriation processes. Moreover, the Canadian, federal and provincial governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm the Company’s business, financial condition and operating results.

The Company’s adoption of new business models could fail to produce any financial returns.

Forecasting the Company’s revenues and profitability for new business models is inherently uncertain and volatile. The Company’s actual revenues and profits for its business models may be significantly less than the Company’s forecasts. Additionally, the new business models could fail for one or more of the Company’s products and/or services, resulting in the loss of Company’s investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

The Company will be affected by operational risks and may not be adequately insured for certain risks.

 The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

The Company’s unmanned aerial vehicles (“UAVs”) are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

●	generate sufficient revenue to reach and maintain profitability;
●	acquire and maintain market share;
●	achieve or manage growth in operations;
●	develop and renew contracts;
●	attract and retain additional engineers and other highly-qualified personnel;
●	successfully develop and commercially market new products;
●	adapt to new or changing policies and spending priorities of governments and government agencies; and
●	access additional capital when required and on reasonable terms.

If the Company fails to address these and other challenges, risks and uncertainties successfully, its business, results of operations and financial condition would be materially harmed.

32

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company operates in a competitive market.

The Company faces competition and new competitors will continue to emerge throughout the world. Services offered by the Company’s competitors may take a larger share of consumer spending than anticipated, which could cause revenue generated from the Company’s products and services to fall below expectations. It is expected that competition in these markets will intensify.

If competitors of the Company develop and market more successful products or services, offer competitive products or services at lower price points, or if the Company does not produce consistently high-quality and well-received products and services, revenues, margins, and profitability of the Company will decline.

The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers. Examples include but are not limited to competition from other companies in the UAV industry.

In addition, the Company could face increased competition should there be an award of additional licenses in jurisdictions in which the Company operates in.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

Failure to obtain necessary regulatory approvals from Transport Canada or other governmental agencies, or limitations put on the use of small UAV in response to public privacy concerns, may prevent the Company from expanding sales of its small UAV to non-military customers in Canada.

Transport Canada is responsible for establishing, managing, and developing safety and security standards and regulations for civil aviation in Canada, and includes unmanned civil aviation (drones). Civil operations include law enforcement, scientific research, or use by private sector companies for commercial purposes. The Canadian Aviation Regulations (“CARs”) govern civil aviation safety and security in Canada, and by extension govern operation of drones in Canada to an acceptable level of safety.

33

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

While Transport Canada has been a leader in the development of regulations for the commercial use of remotely piloted aircraft systems (“RPAS”) and continues to move forward rapidly with its regulatory development, it has acknowledged the challenge of regulations keeping pace with the rapid development in technology and the growing demand for commercial RPAS use, particularly in the beyond visual line-of-sight environment. In 2012, the Canadian Aviation Regulation Advisory Council UAS working group released its Phase 2 report which outlined a proposed set of revision to the CARs to permit beyond visual line of sight operations. This report was the basis for the recently released Notice of Proposed Amendment (“NPA”) by Transport Canada on lower risk beyond visual line-of-sight.

Failure to obtain necessary regulatory approvals from Transport Canada or other governmental agencies, including the granting of certain Special Flight Operations Certificates (“SFOCs”), or limitations put on the use of RPAS in response to public safety concerns, may prevent the Company from testing or operating its aircraft and/or expanding its sales which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

There are risks associated with the regulatory regime and permitting requirements of the Company’s business.

A significant portion of the Company’s business is based on the operation of RPAS. The operation of RPAS poses a risk or hazard to airspace users as well as personnel on the ground. As the RPAS industry is rapidly developing, the regulatory environment for RPAS is constantly evolving to keep pace. As such, whenever a policy change with respect to operating regulations occurs, there is a risk that the Company could find itself to be in non-compliance with these new regulations. While the Company endeavours to take all necessary action to reduce the risks associated with the operations of RPAS and to remain well-informed and up-to-date on any addendums and changes to the applicable regulations, there is no assurance that an incident involving an RPAS or the Company’s non-compliance would not create a significant current or future liability for the company.

The regulation of RPAS operations within the Canadian Domestic Airspace (“CDA”) is still evolving and is expected to continue to change with the proliferation of RPAS, advancements in technology, and standardization within the industry. Changes to the regulatory regime may be disruptive and result in the Company needing to adopt significant changes in its operations and policies, which may be costly and time-consuming, and may materially adversely affect the Company’s ability to manufacture and make delivery of its products and services in a timely fashion.

The Company’s business and research and development activities are subject to oversight by Transport Canada, the federal institution responsible for transportation policies and programs, including the rules in the CARs. Currently, Transport Canada requires that any non-recreational operators of RPAS have a SFOC. The Company’s ability to develop, test, demonstrate, and sell products and services depends on its ability to acquire and maintain a valid SFOC.

In addition, there exists public concern regarding the privacy implications of Canadian commercial and law enforcement use of small UAV. This concern has included calls to develop explicit written policies and procedures establishing UAV usage limitations. There is no assurance that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAV by prospective non-military customers.

The Company may be subject to the risks associated with future acquisitions.

As part of the Company’s overall business strategy, the Company may pursue select strategic acquisitions that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Any such future acquisitions, if completed, may expose the Company to additional potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

34

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company’s inability to retain management and key employees could impair the future success of the Company.

The Company’s future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers and key employees could develop drone technologies that could compete with and take customers and market share away from the Company.

The Company faces uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact the Company’s business. Future economic distress may result in a decrease in demand for the Company’s products, which could have a material adverse impact on the Company’s operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase the Company’s exposure to material losses from bad debts, any of which could have a material adverse impact on the financial condition and operating results of the Company.

The Company is subject to certain market-based financial risks associated with its operations.

The Company could be subject to interest rate risks, which is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities, however market fluctuations could increase the costs at which the Company can access capital and its ability to obtain financing and the Company’s cash balances carry a floating rate of interest. In addition, the Company engages in transactions in currencies other than its functional currency. Depending on the timing of these transactions and the applicable currency exchange rates, conversions to the Company’s functional currency may positively or negatively impact the Company.

Negative macroeconomic and geopolitical trends could affect demand for the Company’s products and its ability to access sources of capital.

 There can be no assurance that the Company’s business and corresponding financial performance will not be adversely affected by general negative economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war between Russia and Ukraine, and the war between Israel and Hamas, the closing of certain financial institutions by regulators in March 2023, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business, financial condition and results of operations as consumer demand and its ability to access capital on favorable terms, or at all, could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

35

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company may be subject to the risks associated with foreign operations in other countries.

The Company’s primary revenues are expected to be achieved in Canada and the US. However, the Company may expand to markets outside of North America and become subject to risks normally associated with conducting business in other countries. As a result of such expansion, the Company may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. The Company cannot predict government positions on such matters as foreign investment, intellectual property rights or taxation. A change in government positions on these issues could adversely affect the Company’s business.

If the Company expands its business to foreign markets, it will need to respond to rapid changes in market conditions, including differing legal, regulatory, economic, social and political conditions in these countries. If the Company is not able to develop and implement policies and strategies that are effective in each location in which it does business, then the Company’s business, prospects, results of operations and financial condition could be materially and adversely affected.

There are tax risks the Company may be subject to in carrying on business in Canada.

The Company is a resident of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”). Since the Company is operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

The Company obtains hardware components, various subsystems and systems from a limited group of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate it to continue to sell components, subsystems, systems or products to the Company. The Company’s reliance on these suppliers involves significant risks and uncertainties, including whether its suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

The global supply chain has experienced significant disruptions recently, caused by the COVID-19 pandemic and by geopolitical conflict, including the wars in Ukraine and Gaza, and the possibility of widening conflict in the Middle East. These disruptions have impacted a variety of products and goods and have had various downstream effects, making it more difficult to reliably and timely source and supply goods and has also resulted in shortages of labor and equipment. The macroeconomic impacts of the COVID-19 pandemic and global conflicts, including the disruption of global shipping lanes in the Middle East, have contributed to inflationary pressure, rising interest rates, and increased market volatility, adding additional pricing uncertainty. These conditions, if not mitigated or remedied in a timely manner, could delay or preclude delivery of raw materials needed to manufacture the Company’s products or delivery of its products to customers, particularly in international markets. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, or at all, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

36

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

Natural outdoor elements such as wind and precipitation may have a material adverse effect on the use and effectiveness of the Company’s products.

The Company’s business will involve the operation and flying of UAVs, a technology-based product used outside. As such, the business is subject to various risks inherent in a technology-based businesses operated in outdoor conditions, including faulty parts, breakdowns and crashes. Although the Company anticipates the use of its UAVs in good climactic conditions and that adequate flying conditions will be monitored by trained personnel, there can be no assurance that unpredictable natural outdoor elements, which could be exacerbated due to risks associated with climate change, will not have a material adverse effect on the use and effectiveness of its products.

The Company’s products may be subject to recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of the Company’s equipment were to be recalled due to an alleged product defect, safety concern or for any other reason, the Company could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Transport Canada or other regulatory agencies, requiring further management time and attention and potential legal fees, costs and other expenses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and released by the Company involve extremely complex software programs and are difficult to develop and distribute. While the Company has quality controls in place to detect and prevent defects in its products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm its business and operating results.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to legal claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s UAVs rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce the Company’s operating margins.

37

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product returns, recalls, or liability claims or lawsuits against it. A defect, error or failure in one of the Company’s UAV could result in injury, death or property damage and significantly damage the Company’s reputation and support for its UAV in general. The Company anticipates this risk will grow as its UAV begins to be used in Canadian domestic airspace and urban areas. The Company’s UAV test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors. Although the Company maintains insurance policies, it cannot provide any assurance that this insurance will be adequate to protect the Company from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a particular claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

The Company could be prohibited from shipping its products to certain countries if it is unable to obtain Canadian government authorization regarding the export of its products, or if current or future export laws limit or otherwise restrict the Company’s business.

The Company must comply with Canadian federal and provincial laws regulating the export of its products. In some cases, explicit authorization from the Canadian government is needed to export its products. The export regulations and the governing policies applicable to the Company’s business are subject to change. The Company cannot provide assurance that such export authorizations will be available for its products in the future. Compliance with these laws has not significantly limited the Company’s operations or sales in the recent past, but could significantly limit them in the future. Non-compliance with applicable export regulations could potentially expose the Company to fines, penalties and sanctions. If the Company cannot obtain required government approvals under applicable regulations, the Company may not be able to sell its products in certain international jurisdictions, which could adversely affect the Company’s financial condition and results of operations.

Negative consumer perception regarding the Company’s products could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company believes the UAV industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the UAV used. Consumer perception of these products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the use of UAV. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favourable to the UAV market. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, the efficacy, and quality of UAV based surveys in general, or the Company’s products specifically, could have a material adverse effect.

38

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

If the Company fails to successfully promote its product brand, this could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company believes that brand recognition is an important factor to its success. If the Company fails to promote its brands successfully, or if the expenses of doing so are disproportionate to any increased net sales it achieves, it would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. This will depend largely on the Company’s ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about the Company or its industry, the quality and reliability of the Company’s technologies, products and services, the Company’s risk management processes, changes to the Company’s technologies, products and services, its ability to effectively manage and resolve customer complaints, its privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with the Company’s products or services, could adversely affect the Company’s reputation and the confidence in and use of the Company’s technologies, products and services. Harm to the Company’s brand can arise from many sources, including; failure by the Company or its partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by the Company’s partners, service providers, or other counterparties. If the Company does not successfully maintain a strong and trusted brand, its business could be materially and adversely affected.

The Company may be subject to electronic communication security risks.

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Cyberattacks could result in unauthorized access to the Company’s computer systems or its third-party IT service provider’s systems and, if successful, misappropriate personal or confidential information. Anyone who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

The last few years have seen an increase in the volume and sophistication of targeted cyber-attacks. A failure of the Company’s IT infrastructure could severely limit the Company’s ability to conduct ordinary operations or expose the Company to liability. To date, the Company’s systems have functioned capably, and it has not experienced a material impact to its operations as a result of an IT infrastructure issue. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security. As a result, the Company may become subject to more extensive requirements to protect the customer information that it processes in connection with the purchase of its products, resulting in increased compliance costs.

While the Company has taken measures to protect against cyberattacks, even the most well-protected IT networks, systems and facilities remain potentially vulnerable because the techniques used in attempted security breaches are continually evolving and generally are not recognized until launched against a target or, in some cases, are designed not to be detected and, in fact, may not be detected. Any such compromise of the Company’s or its third party’s IT service providers’ data security and access, public disclosure, or loss of personal or confidential business information, could result in legal claims and proceedings, liability under laws to protect privacy of personal information, and regulatory penalties, and could disrupt the Company’s operations, require significant management attention and resources to remedy any damages that result, and damage its reputation and customers willingness to transact business with us, any of which could adversely affect our business.

39

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not perceived as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in Canada, the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. If so, this could result in increased litigation government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

The Company relies on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in some areas of the Company’s business. In some cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to the Company’s teams. These third parties may misappropriate the Company’s information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to the Company’s business operations. Further, disruptions in the financial markets and economic downturns may adversely affect the Company’s business partners and they may not be able to continue honoring their obligations to the Company. Alternative arrangements and services may not be available to the Company on commercially reasonable terms or the Company may experience business interruptions upon a transition to an alternative partner or vendor. If the Company loses one or more significant business partners, the Company’s business could be harmed.

If the Company fails to protect, or incurs significant costs in defending, its intellectual property and other proprietary rights, the Company’s business, financial condition, and results of operations could be materially harmed.

The Company’s success depends, in large part, on its ability to protect its intellectual property and other proprietary rights. The Company relies primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect the Company’s intellectual property and other proprietary rights. However, a portion of the Company’s technology is not patented, and the Company may be unable or may not seek to obtain patent protection for this technology. Moreover, existing Canadian legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide the Company with any competitive advantages, and may be challenged by third parties. The laws of countries other than Canada may be even less protective of intellectual property rights. Accordingly, despite its efforts, the Company may be unable to prevent third parties from infringing upon or misappropriating its intellectual property or otherwise gaining access to the Company’s technology. Unauthorized third parties may try to copy or reverse engineer the Company’s products or portions of its products or otherwise obtain and use the Company’s intellectual property. Moreover, many of the Company’s employees have access to the Company’s trade secrets and other intellectual property. If one or more of these employees leave to work for one of the Company’s competitors, then they may disseminate this proprietary information, which may as a result damage the Company’s competitive position. If the Company fails to protect its intellectual property and other proprietary rights, then the Company’s business, results of operations or financial condition could be materially harmed. From time to time, the Company may have to initiate lawsuits to protect its intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact the Company’s results of operations.

40

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

In addition, affirmatively defending the Company’s intellectual property rights and investigating whether the Company is pursuing a product or service development that may violate the rights of others may entail significant expense. Any of the Company’s intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If the Company resorts to legal proceedings to enforce its intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to the Company and divert the attention and efforts of the Company’s management and technical employees, even if the Company prevails.

Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The Canadian Intellectual Property Office (“CIPO”), the United States Patent and Trademark Office (“USPTO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the CIPO, the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on the Company’s international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If the Company fails to maintain the patents and patent applications covering its product candidates, its competitors might be able to enter the market, which would have a material adverse effect on the Company’s business.

While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of a patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

41

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit the Company’s ability to use certain technologies in the future.

The Company may become subject to claims that its technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert the Company’s management’s attention away from the execution of its business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company’s use of the technology. The Company cannot assure that it would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit the Company to continue offering, and the Company’s customers to continue using, the Company’s affected product. An adverse determination also could prevent the Company from offering its products to others. Infringement claims asserted against the Company may have a material adverse effect on its business, results of operations or financial condition.

The Company may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of the Company’s product candidates throughout the world would be prohibitively expensive. Therefore, the Company has filed applications and/or obtained patents only in key markets including the United States and Canada. Competitors may use the Company’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and their products may compete with products of the Company.

If the Company is required to write down goodwill and other intangible assets, the Company’s financial condition and results could be negatively affected.

Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. The Company is required to review its goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should any of these occur, an impairment of goodwill relating to the acquisition of Dronelogics Systems Inc. could have a negative effect on the assets of the Company.

From time to time, the Company may become involved in legal proceedings, which could adversely affect the Company.

The Company may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on the Company’s business, operating results, or financial condition.

The Company’s directors and officers may have conflicts of interest in conducting their duties.

Because directors and officers of the Company are or may become directors or officers of other reporting companies or have significant shareholdings in other technology companies, the directors and officers of the Company may have conflicts of interest in conducting their duties. The Company and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against a particular matter in which the director has the conflict. In appropriate cases, the Company will establish a special committee of independent directors to review a particular matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

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Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

The Company’s Articles provide that the Company must indemnify a director or former director against all judgments, penalties or fines to which such person is or may be liable by reason of such person being or having been a director of the Company and the executive officers and directors may also have rights to indemnification from the Company, including pursuant to directors’ and officers’ liability insurance policies, that will survive termination of their agreements.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect the Company’s reported financial results or financial condition.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect the Company’s reported financial results or financial condition. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change the Company’s reported financial performance or financial condition in accordance with generally accepted accounting principles.

Risks Related to Our Common Shares

The market price of the Common Shares may be highly volatile.

The market price of the Common Shares is highly volatile and has been subject to wide fluctuations in response to a number of factors that are beyond the Company’s control, including but not limited to

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	actual or anticipated changes or fluctuations in its results of operations;
●	announcements by us or the Company’s competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
●	rumors and market speculation involving it or other companies in its industry;
●	changes in its executive management team or the composition of the board of directors of the Company (the “Board”);
●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	general market conditions and macroeconomic trends driven by factors outside the Company’s control, such as pandemics, geopolitical conflicts, supply chain disruptions, market volatility, inflation, rising interest rate, political instability, and labor challenges, among other factors;
●	actual or anticipated developments in its business or its competitors’ businesses or the competitive landscape generally;
●	litigation involving us, the Company’s industry or both, or investigations by regulators into its operations or those of competitors;
●	announced or completed acquisitions of businesses or technologies by the Company or its competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to its business;
●	shareholder activism and related publicity;
●	foreign exchange rates; and
●	other risk factors as set out in this Annual Report and in the documents incorporated by reference into this Annual Report.

If the market price of the Company’s Common Shares drops significantly, shareholders could institute securities class action lawsuits against it, regardless of the merits of such claims. Such a lawsuit could cause it to incur substantial costs and could divert the time and attention of management and other resources from the Company’s business, which could harm its business, results of operations and financial condition.

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Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

There is no guarantee that an active trading market for the Company’s Common Shares will be maintained on the CSE and/or Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

The Company’s Common Shares are currently listed on the Canadian Stock Exchange (“CSE”), the Nasdaq Stock Market, LLC (“Nasdaq”), and the Frankfurt Stock Exchange, however, it shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of its Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, Nasdaq or any other public listing exchange.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Common Shares, negatively impact the price of the Company’s Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Company’s Common Shares. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

As previously disclosed, on September 22, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) by failing to maintain a minimum bid price for the Company’s common shares of at least $1.00 per share for 30 consecutive business days. The Company was allowed an initial 180-day grace period, or until March 20, 2024, (the “Bid Price Compliance Period”), to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule the closing bid price of the Company’s common shares needed to be at least $1.00 per share for a minimum of ten consecutive business days during the Bid Price Compliance Period.

On March 21, 2024, the Company received notification that it had failed to regain compliance with the Bid Price Rule and is not eligible for a second 180 day compliance period because of its failure to comply with the $5 million minimum stockholders’ equity initial listing requirement for the period ended September 30, 2023. Unless the Company timely requests a hearing before an independent Nasdaq Hearings Panel (the “Nasdaq Panel”), the Company’s securities will be subject to delisting. Accordingly, the Company will request a hearing before the Nasdaq Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Bid Price Rules, the Nasdaq Panel has the discretion to grant an additional extension period that can expire as late as September 17, 2024. At the hearing, the Company will be asked to provide a plan to regain compliance to the Nasdaq Panel. The Company intends to present a plan to regain compliance with the Bid Price Rule and request the continued listing of its common shares on Nasdaq pending such compliance. However, there can be no assurance that the Nasdaq Panel will grant the Company’s request or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

Future issuances of equity securities by us or sales by the Company’s existing shareholders may cause the price of its Common Shares to fall.

The market price of the Company’s Common Shares could decline as a result of issuances of securities or sales by its existing shareholders in the market, including by its directors, executive officers and significant shareholders, or the perception that these sales could occur. Sales of the Company’s Common Shares by shareholders might also make it more difficult for it to sell Common Shares at a time and price that it deems appropriate. The Company also expects to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares.

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Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

We may never pay dividends over the foreseeable future.

Investors should not rely on an investment in the Company’s Common Shares to provide dividend income. The Company does not anticipate that it will pay any cash dividends to holders of its Common Shares in the foreseeable future. Instead, the Company plans to retain any earnings to maintain and expand its operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on its Common Shares. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Company’s Common Shares.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this Annual Report reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Annual Report.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Company’s Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the Securities Act); (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of the Company’s Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find the Company’s Common Shares less attractive if it relies on these exemptions. If some investors find the Company’s Common Shares less attractive as a result, there may be a less active trading market for its Common Shares and the price of its Common Shares may be more volatile.

45

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

We will incur increased costs as a result of operating as a public company in the United States and the Company’s management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, particularly if or when we are no longer an “emerging growth company” as defined under the JOBS Act, we incur significant legal, accounting and other expenses, in addition to those we incur as a Canadian public company, that we did not incur prior to being listed on Nasdaq. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and Nasdaq impose various other requirements on public companies, and the Company spends time and resources to ensure compliance with its reporting obligations in both Canada and the United States.

For example, pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404, we must document and evaluate our ICFR, which is both costly and challenging. In this regard, we must dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, becoming a public company in the United States has increased legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and has made some of our public company obligations more time consuming. We invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment results in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations also makes it more expensive for us to obtain sufficient levels of director and officer liability insurance coverage. This factor may also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s U.S. shareholders.

We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We rely on this exemption in part. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.

At some point in the future, we may cease to be a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase the Company’s costs of being a public company in the United States.

46

Draganfly Inc.

Management Discussion and Analysis

For the three and nine months ended September 30, 2024

REGULATORY POLICIES

Disclosure Controls and Procedures

Disclosure Controls and Procedures (“DC&P”) are designed to provide reasonable assurance that all material information is gathered and reported on a timely basis to senior management so that appropriate decisions can be made regarding public disclosure and that information required to be disclosed by the issuer under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), along with other members of management, have designed, or caused to be designed under the CEO and CFO’s supervision, DC&P and established processes to ensure that they are provided with sufficient knowledge to support the representations made in the interim certificates required to be filed under National Instrument 52-109.

Internal Controls over Financial Reporting

The CEO and CFO, along with participation from other members of management, are responsible for establishing and maintaining adequate ICFR to provide reasonable assurance regarding the reliability of financial statements prepared in accordance with IFRS. During the nine months ended September 30, 2024, there has been no change in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Information

Additional information about the Company is available at www.draganfly.com

Approval

This MD&A is authorized for issue by the Board on November 14, 2024

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